EXHIBIT 99.1

Fury Defines Six Targets Along the Cannard Deformation Zone at Lac Clarkie

VANCOUVER, Canada – February 13, 2023 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on targeting at the wholly owned Lac Clarkie project immediately to the east of its 100% owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined a total of eight gold targets through the completion of a B-horizon soil sampling program (Figure 1). Six of the targets lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent including Fury’s Eau Claire Deposit and Percival Property. Fury is working to prioritize these newly defined targets for follow-up in 2023 with the aim of advancing a number of these targets to the drill-ready stage.

“The identification of eight new gold targets at the Lac Clarkie project is a significant step forward in our goal of creating an active pipeline of high-quality new discovery opportunities to complement the growing Eau Claire deposit. Importantly, six of the eight targets lay along the same extension of the productive and highly prospective Cannard Deformation Zone which also hosts the Percival Prospect and the Eau Claire Deposit,” commented Tim Clark, CEO of Fury. “In the coming weeks, we will be announcing our 2023 exploration plans which will focus on expanding our recent drilling successes as well as bringing several discovery opportunities throughout our portfolio to the drill-ready stage. Fury is well funded with C$9.3 million in the treasury, no debt, and approximately C$60 million worth of marketable securities held in shares of Dolly Varden Silver.”

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Figure 1: Eight newly defined gold in B-Horizon soil targets within the Lac Clarkie project.

Lac Clarkie

The wholly owned 35,000 hectare (ha) Lac Clarkie project is contiguous to the east of the Company’s flagship Eau Claire project covering an additional 20km of the regional Cannard Deformation Zone. The Cannard Deformation Zone is host to over ten gold occurrences within Fury’s Eau Claire project alone, most notably the high-grade Eau Claire Deposit and Percival Prospect. The 2022 soil sampling program focused on three discrete regional targets derived from a combination of; reinterpreted geophysical data, updated geological framework, and comprehensive historical data compilation. The regional targets focused along large-scale east-west and northwest-southeast trending structures. These structures are interpreted to be the likely source for the gold anomalies identified from limited historical gracial till and float sampling. Results of up to 85 parts per billion (ppb) gold and 590ppb silver were returned from the 2,529 samples collected. A total of 62 samples returned values above 50ppb gold, background values in gold as defined by the 50th percentile are 1ppb gold. Ninety-two samples returned results above 100ppb silver, background value of silver from the survey as defined by the 50th percentile are 20ppb silver.  Table 1 below summarizes the eight newly identified gold in soil anomalies.

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Table 1: Summary of Soil Anomalies

Location	Anomaly	Deformation Event	Dimensions (width x length) (m)	Associated Elements
Cannard Deformation Zone	1	D2	1000x450	Co-Cr-Cu-Fe-Sb-W-Zn
	2		900x650	Ag-Co-Ni-Pb-Se-Te
	3		500x320	N/A
	4		2300x520	Ag-Bi-Cd-Cr-Fe-Hg-Pb-Zn
	5		1650x250	Ag-Cd-Co-Cr-Fe-Hg-Pb-Se-Te-W-Zn
	6		640x340	Ag-Bi-Co-Fe-Pb-Zn
Hashimoto Deformation Zone	7	D3	900x400	Ag-Fe-Hg-Pb-W
Northeast Domain	8	D3	Single point	Ag-As-Bi-Te

”Fury’s recognition of the importance of the Cannard Deformation Zone as a regional controlling feature on the distribution of gold mineralization within Fury’s properties has allowed us to rapidly advance analogue greenfields exploration targets through systematic disciplined exploration. We are looking forward to following up on these eight new robust gold in soil anomalies in 2023 to advance them to the drill-ready stage,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Technical Disclosure

B-horizon soil sampling

Till samples were collected for the B-horizon within a predefined grid with a spacing of 50 metres along 200 metre spaced line for overall coverage of 100 x 200 metres. Samples are screened using 180um screen analyzed for gold and multi-element using 50g (or 25g where insufficient material) nominal weight trace level method by aqua regia extraction and ICP-MS finish method (AuME-TL44 or AuME-TL43) on a -180um fraction. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp. (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

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For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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